Term sheet No. 483AB/A†
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
product supplement AB dated July 9, 2008 and
underlying supplement 15/A dated July 18, 2008*

Registration Statement No. 333-137902
Dated September 8, 2008; Rule 433

Deutsche Bank ▱

Deutsche Bank AG, London Branch

$

Leveraged Upside Securities Linked to the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index due September 29*, 2011

General

- Leveraged Upside Securities Linked to the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index due September 29*, 2011 (the "**securities**") are designed for investors who seek an enhanced return at maturity of 1.8 to 2 (to be determined on the Trade Date) times the appreciation, if any, of the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index (the "**Index**"). Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 100% of their initial investment if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about September 29* 2011.
- Denominations of $1,000 and minimum initial investments of $1,000.
- The securities are expected to price on or about September 24*, 2008 and are expected to settle four business days later on or about September 30*, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA- to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.††
Index:	The Deutsche Bank Liquid Alpha USD 5 Excess Return® Index
Issue Price:	100% of the $1,000 face amount.
Payment at Maturity:	If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of securities that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate. Accordingly, if the Index Return is positive or zero, your payment at maturity per $1,000 face amount of securities will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{Participation Rate})$$

If the Final Level declines from the Initial Level, you will lose 1.00% of the face amount of your securities for every 1.00% that the Index declines. Accordingly, in this case, your payment at maturity per $1,000 face amount of securities will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

If the Final Level declines from the Initial Level, you could lose up to $1,000 per $1,000 face amount of securities.

Participation Rate:	180% – 200% (to be determined on the Trade Date)
Index Return:	The Index Return will be calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	September 24*, 2008
Final Valuation Date:	September 26*, 2011, subject to postponement as described under "Supplemental Terms of the Securities – Adjustments for Market Disruption Events" below.
Maturity Date:	September 29*, 2011, subject to postponement as described under "Supplemental Terms of the Securities – Adjustments for Market Disruption Events" below.
CUSIP:	2515A0 SA 2
ISIN:	US2515A0SA24

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

† This amended and restated term sheet supersedes Term Sheet No. 483AB in its entirety and replaces the Deutsche Bank Liquid Alpha USD 5 Total Return® Index with the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index. We refer to this amended and restated term sheet as "term sheet."

†† A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 8 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-5 this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$	$
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement AB dated July 9, 2008 and underlying supplement No. 15/A dated July 18, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement AB dated July 9, 2008
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508148826/d424b21.pdf

    - Underlying Supplement No. 15/A dated July 18, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508153415/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.**

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Participation Rate of 190% and an Initial Level of 2,080 (the actual Participation Rate and Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Index Return (%)	Payment at Maturity ($)	Return on Security (%)
4,160.00	100%	$2,900	190.00%
3,640.00	75%	$2,425	142.50%
3,120.00	50%	$1,950	95.00%
2,600.00	25%	$1,475	47.50%
2,496.00	20%	$1,380	38.00%
2,392.00	15%	$1,285	28.50%
2,288.00	10%	$1,190	19.00%
2,121.60	2%	$1,038	3.80%
2,100.80	1%	$1,019	1.90%
2,080.00	0%	$1,000	0.00%
2,059.20	-1%	$990	-1.00%
2,038.40	-2%	$980	-2.00%
1,872.00	-10%	$900	-10.00%
1,768.00	-15%	$850	-15.00%
1,664.00	-20%	$800	-20.00%
1,560.00	-25%	$750	-25.00%
1,040.00	-50%	$500	-50.00%
520.00	-75%	$250	-75.00%
0.00	-100%	$0	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Index increases from the Initial Level of 2,080 to the Final Level of 2,288.** Because the Index has increased from the Initial Level of 2,080 to a Final Level of 2,288, the investor receives a payment at maturity of $1,190 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000 × 10% × 190%) = $1,190

Example 2: The Index declines from the Initial Level of 2,080 to the Final Level of 1,872. Because the Index has declined from the Initial Level of 2,080 to a Final Level of 1,872, the investor will receive a payment at maturity of $900 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000 × -10%) = $900

Example 3: The Index declines from the Initial Level of 2,080 to the Final Level of 0.
Because the Index has declined from the Initial Level of 2,080 to a Final Level of 0, the investor will receive a payment at maturity of $0 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000 x -100%] = $0

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The securities provide the opportunity to access returns by multiplying a positive Index Return by a Participation Rate of 180% – 200% (to be determined on the Trade Date). Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **NO PROTECTION AGAINST LOSS** — For every 1% decline of the Final Level below the Initial Level, you will lose an amount equal to 1% of the face amount of your securities. For example, an Index Return of -30% will result in a 30% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF THE INDEX** — The return on the securities is linked to the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index. The Index is intended to reflect the combined total return performance of a number of indices referred to as Index Constituents selected from among a pool of available indices referred to as Selection Pool Indices less the performance of the Fed Funds Total Return Index. The Selection Pool Indices are proprietary indices of Deutsche Bank or Standard & Poor's and are categorized into one of five asset classes: equity, rates, commodities, FX and cash as described in the following chart.

  The current Index Constituents, together with details of their Selection Pool Index Type, are set out below.

Index Constituents	Selection Pool Index Type	Bloomberg Code
S&P X-Alpha USD Total Return Strategy Index	Equity	SPXADT
Deutsche Bank Commodity Harvest USD Total Return Index	Commodity	DBCMHLTU
Deutsche Bank Balanced Currency Harvest (USD-Funded) Index	FX	DBHVBUSF
Deutsche Bank SMART USD Index	Rates	DBSMARTD
Fed Funds Total Return Index	Cash	DBMMFED1

- The Index Constituents comprising the Index and their weights are selected by a process involving Deutsche Bank AG, London Branch or any duly appointed successor as Index Sponsor (the "**Index Sponsor**") using a computer-based model (the "**Model**"), designed, owned and controlled by Deutsche Bank AG, London Branch. The Model is intended, on each Index Selection Date (as defined in the accompanying underlying supplement), to identify a notional portfolio of the Selection Pool Indices that, if the Index had comprised such notional portfolio over the period of 60 business days immediately preceding the relevant Index Selection Date, would have generated the highest level of annualized return for the Index during such period at a predetermined level of volatility. Certain of the Selection Pool Indices involve a dynamic allocation to underlying reference assets reflecting an alpha investment strategy. "Alpha" refers to the difference in the performance of an asset relative to a benchmark asset and an alpha investment strategy is a strategy that aims to generate returns without regard to the direction of the benchmark asset. For additional information about the Index, see the

information set forth under "The Deutsche Bank Liquid Alpha USD 5 Excess Return®
Index" below and "The Deutsche Bank Liquid Alpha USD 5 Total Return® Index and the
Deutsche Bank Liquid Alpha USD 5 Total Excess® Index" in the accompanying
underlying supplement.

- **CERTAIN TAX CONSEQUENCES** — You should review carefully the section of the
accompanying product supplement entitled "Certain U.S. Federal Income Tax
Consequences." Although the tax consequences of an investment in the securities are
uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts
for U.S. federal income tax purposes. Based on current law, under this treatment you
should not be required to recognize taxable income prior to the maturity of your
securities, other than pursuant to a sale or exchange, and your gain or loss on the
securities should be long-term capital gain or loss if you hold the securities for more
than one year (subject to the possible application of Section 988 discussed below). If,
however, the Internal Revenue Service (the "**IRS**") were successful in asserting an
alternative treatment for the securities, the timing and/or character of income on the
securities might differ materially and adversely from the description herein. We do not
plan to request a ruling from the IRS, and no assurance can be given that the IRS or a
court will agree with the tax treatment described in this term sheet and the
accompanying product supplement.

Because payment at maturity is determined in part by reference to the Currency Harvest
Index (as defined below), it is possible that all or a portion of your gain or loss on the
securities that would otherwise be treated as capital gain or loss could be treated as
ordinary income or loss, unless on or before the date on which you acquired your
securities you made a valid election pursuant to the applicable Treasury regulations to
treat such gain or loss as capital gain or loss. We believe that it is reasonable to treat the
election as available to the extent that Section 988 would otherwise apply and that there
should be no adverse consequences as a result of having made a protective election
under Section 988. To make the election, you must, in accordance with detailed
procedures set forth in the regulations under Section 988 of the Code, either (a) clearly
identify the transaction on your books and records on the date you acquire your
securities as being subject to such an election and file the relevant statement verifying
such election with your federal income tax return or (b) otherwise obtain independent
verification. You should consult your tax adviser regarding the availability of the
election, the advisability of making it and the conditions and procedures for doing so.

Alternative U.S. federal income tax treatments of the securities might require you to
include amounts in income during the term of the securities and/or might treat all or a
portion of the gain or loss on the sale or settlement of the securities as ordinary income
or loss or as short-term capital gain or loss, without regard to how long you held the
securities. For instance, it is possible that any reconstitution, rebalancing, recomposition
of the Index, change in methodology of calculating the Index or any substitution of a
successor index could be treated as a "deemed" taxable exchange that could cause you
to recognize gain or loss (subject, in the case of loss, to possible application of the
"wash sale" rules) as if you had sold or exchanged the securities.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS
released a notice requesting comments on various issues regarding the U.S. federal
income tax treatment of "prepaid forward contracts" and similar instruments, such as
the securities. The notice focuses in particular on whether to require holders of these
instruments to accrue income over the term of their investment. It also asks for
comments on a number of related topics, including the character of income or loss with
respect to these instruments; the relevance of factors such as the nature of the
underlying property to which the instruments are linked; the degree, if any, to which

income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index, the Index Constituents or any of the components underlying the Index Constituents. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level as compared to the Initial Level. **Accordingly, you could lose your entire investment.**

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the payment at maturity described above is based on the full face amount of your securities, the original issue price of the securities includes commissions and fees and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **LIQUID ALPHA INDEX STRATEGY RISK** — The Index is intended to reflect the combined total return performance of a number of indices referred to as Index Constituents. The Index Constituents and their weights are selected by a process involving the Index Sponsor using a computer-based model, the Model, designed, owned and controlled by Deutsche Bank AG, London Branch as Index Sponsor. The Model is intended, on each Index Selection Date (as defined in the accompanying underlying supplement), to identify a notional portfolio of the Selection Pool Indices that, if the Index had comprised such notional portfolio over the period of 60 business days immediately preceding the relevant Index Selection Date, would have generated the highest level of annualized return for the Index during such period at a predetermined level of annualized volatility of 5.00%. The selection by the Model of the Index Constituents and their weights is based on a retrospective calculation and there is no assurance that the Index Constituents and weights selected by the Model will cause the Index to appreciate in value.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT AND THE SPONSOR OF THE INDEX AND CERTAIN OF THE CONSTITUENT INDICES ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG, London Branch is the Issuer of the securities, the Calculation Agent for the securities, the Index Sponsor and the sponsor of certain of the Index Constituents. We, as Index Sponsor, will determine whether there has been a Market Disruption Event with respect to the Index or any Index Constituent. In the event of any such Market Disruption Event, we may use an alternate method to calculate the Index closing level, including the Initial Index Level and the Final Index Level. As the Index Sponsor, we carry out calculations necessary to promulgate the Index and certain of the Index Constituents, and we maintain some discretion as to how such calculations are made. In particular, we have discretion in selecting among methods of how to calculate the Index or any Index Constituent in the event the regular means of determining the Index or any Index Constituent is unavailable at the time such determination is scheduled to take place. While we will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities, the Index and the Index Constituents, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the securities, the Index or the Index Constituents. Because determinations made by Deutsche Bank AG, London Branch as the Calculation Agent for the securities, the sponsor of the Index and the sponsor of certain of the Index Constituents may affect the Redemption Amount you receive at maturity or upon early redemption, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the securities.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the Index Constituents, investment strategies reflected by the Index Constituents or any components of the Index Constituents (or various contracts or products related to the Index Constituents or any components thereof). This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any of these activities may affect the value of the Index and, therefore, the value of the securities or the potential payout on the securities.

- **THE VALUE OF THE SECURITIES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS** — We expect that, generally, the level of the Index on any day will affect the value of the securities more than any other single factor. While the value of the securities in the secondary market should vary in proportion to changes in the level of the Index, the value of the securities will be affected by a number of other factors that may either offset or magnify each other, including: the volatility of the Index and the Index Constituents; the closing levels of the Index Constituents; the currency markets generally and any currency exchange rates reflected in any of the Index Constituents; the value of Treasury Bills; interest and yield rates generally; monetary policies of the Federal Reserve Board and other central banks of various countries; inflation and expectations concerning inflation; the equity markets generally and any stock prices and dividend rates reflected in any of the Index Constituents; the financial condition and results of operations of any companies whose shares comprise any of the Index Constituents and conditions generally in the industries in which such companies operate; the commodity markets (including markets for commodity futures contracts) generally and the prices of commodities or commodity futures contracts reflected in any of the Index Constituents; supply and demand for the securities; a variety of economic, financial, political, regulatory or judicial events including wars, acts of terrorism; and natural disasters; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY** — Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. Although the Index Constituents historically have had little correlation with each other, the correlation among the Index Constituents could increase and the value of the securities may be adversely affected.

- **THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF ANY INDIVIDUAL ELEMENT INCLUDED IN THE INDEX** — The return on your investment in the securities could be less than the return on an alternative investment with similar risk characteristics, even if some of the Index Constituents have generated significant returns. The levels of the Index Constituents may move in different directions at different times compared to each other, and underperformance by one or more of the Index Constituents may reduce the performance of the Index as a whole.

- **THE INDEX HAS LIMITED PERFORMANCE HISTORY** — Calculation of the Index began on April 17, 2008. Therefore, it has very limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before that date.

- **AN INVESTMENT IN THE SECURITIES IS NOT THE SAME AS AN INVESTMENT IN THE INDEX CONSTITUENTS** — The Index closing level on any trading day will depend on the performance of the Index Constituents. The weighting of each Index Constituent is determined by the Model, which seeks to maximize returns for a given level of volatility. **You should carefully consider the composition and calculation of each Index Constituent before deciding that an investment in the securities is suitable for you.**

- **THE INDEX CONSTITUENTS ARE NOT EQUALLY WEIGHTED IN THE INDEX AND MAY OFFSET EACH OTHER** — The Index Constituents are assigned different weightings in the Index by the Model and such weightings are periodically adjusted in accordance with the Model. The same return generated by two Index Constituents, whether positive or negative, may have a different effect on the performance of the Index. Additionally, positive returns generated by one or more of the Index Constituents may be moderated or more than offset by smaller positive returns or negative returns generated by the other Index Constituents, particularly if the Index Constituents that generate positive returns are assigned relatively low weightings in the Index.

- **THE ACTUAL EXPERIENCED VOLATILITY OF EACH INDEX CONSTITUENT AND THE INDEX MAY NOT EQUAL THE TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE IMPACT ON THE PERFORMANCE OF THE INDEX** — The weighting of each Index Constituent in the Index is adjusted to target a volatility level of 5%. Because this adjustment is based on the volatility of the previous 60 business days, the actual volatility realized on the Index Constituents and the Index will not necessarily equal the volatility target, which could have an adverse effect on the Index and consequently the value of your securities.

- **THE CALCULATION OF THE INDEX CLOSING LEVEL WILL INCLUDE A DEDUCTION OF COSTS FROM THE CONSTITUENT INDICES** — On each trading day, the calculation of the Index closing level will include a deduction of costs from the Index Constituents currently ranging between a minimum of 21 basis points per annum and a maximum of 63 basis points per annum, depending on the individual weightings of the Index Constituents.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Relating to the Index Constituents

    S&P X-Alpha USD Total Return Strategy Index

- **THE S&P X-ALPHA USD TOTAL RETURN STRATEGY INDEX HAS LIMITED PERFORMANCE HISTORY** — Publication of the S&P X-Alpha USD Total Return Strategy Index (the "**X-Alpha Index**") began on October 31, 2007. Therefore, the

X-Alpha Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the X-Alpha Index was possible before that date.

- **THE X-ALPHA INDEX CONSTITUENT PAIRS ARE NOT EQUALLY WEIGHTED IN THE X-ALPHA MODEL AND MAY OFFSET EACH OTHER** — The X-Alpha Index uses a rules-based, mathematical model (the "**X-Alpha Model**") that reflects the performance of eight Deutsche Bank proprietary equity indices (collectively, the "**DB Regional Style Indices**") relative to the performance of four well known regional equity benchmark indices maintained by third-party sponsors (collectively, the "**Benchmark Indices**" and, together with the DB Regional Style Indices, the "**X-Alpha Index Constituents**"). The closing level of the X-Alpha Index on any trading day will depend on the performance, in relation to each pair of X-Alpha Index Constituents which consists of a DB Regional Style Index and a Benchmark Index (each, an "**X-Alpha Index Constituent Pair**"), of each DB Regional Style Index compared to the Benchmark Index with which it is paired. The X-Alpha Index Constituent Pairs are assigned different weightings in the X-Alpha Index. Positive returns generated by one or more X-Alpha Index Constituent Pairs may be moderated or more than offset by smaller positive returns or negative returns generated by the other X-Alpha Index Constituent Pairs, particularly if the X-Alpha Index Constituent Pairs that generate positive returns are assigned relatively low weightings in the X-Alpha Model.

- **THE RETURNS OF THE X-ALPHA INDEX CONSTITUENT PAIRS WILL BE EXPOSED TO FLUCTUATIONS IN EXCHANGE RATES** — For the purposes of determining the returns of the X-Alpha Index Constituent Pairs (each consisting of a DB Regional Style Index together with a Benchmark Index), the currency in which any DB Regional Style Index or Benchmark Index (if such currency is not U.S. dollars) will be converted into U.S. dollars at the relevant spot exchange rate. Any positive or negative return that is generated as a result of the performance of a DB Regional Style Index compared to that of a Benchmark Index with which it is paired is exposed to fluctuations in the exchange rate between the U.S. dollar and the currency in which such DB Regional Style Index and such Benchmark Index are publicly quoted.

- **THE ACTUAL EXPERIENCED VOLATILITY OF EACH X-ALPHA INDEX CONSTITUENT PAIR AND THE X-ALPHA MODEL MAY NOT EQUAL TARGET VOLATILITY, WHICH MAY HAVE A NEGATIVE IMPACT ON THE PERFORMANCE OF THE X-ALPHA INDEX** — The weighting of each X-Alpha Index Constituent Pair in the X-Alpha Model and the X-Alpha Model are adjusted to target a volatility level of 8%. Because this adjustment is based on recently experienced volatility and is subject to a minimum of 50% and a maximum of 150%, the actual volatility realized on the X-Alpha Index Constituent Pairs and the X-Alpha Model will not necessarily equal the volatility target, which could have an adverse effect on the value of the X-Alpha Index.

- **THE CALCULATION OF THE CLOSING LEVEL OF THE X-ALPHA WILL INCLUDE THE DEDUCTION OF A BORROW FEE** — On each trading day, the calculation of the closing level of the X-Alpha Index will include the deduction of a borrow fee to defray transaction costs incurred in relation to the X-Alpha Index on such day.

Deutsche Bank Commodity Harvest USD Total Return Index

- **THE DEUTSCHE BANK COMMODITY HARVEST USD TOTAL RETURN INDEX HAS LIMITED PERFORMANCE HISTORY** — Publication of the Deutsche Bank Commodity Harvest USD Total Return Index (the "Commodity Harvest Index") began on December 17, 2007. Therefore, the Commodity Harvest Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Commodity Harvest Index was possible before that date.

- **COMMODITY HARVEST INDEX STRATEGY RISK** — The Commodity Harvest Index reflects a strategy that takes a long position in the Deutsche Bank Commodity Booster Index (the "Booster Index") and a short position in the S&P GSCI™ Light Energy Index (the "S&P Light Energy Index"). With respect to certain of its constituent commodity futures contracts, the Booster Index employs a rule-based approach when it replaces constituent futures contracts approaching expiration with futures contracts having a later expiration (a process referred to as "rolling"). Rather than select new futures contracts for certain constituent commodities based on a predefined schedule (*e.g.,* monthly), as does the S&P Light Energy Index, the Booster Index rolls to those futures (from the list of tradable futures which expire in the next thirteen months), that seek to generate the maximum implied roll yield. The Booster Index aims to maximize the potential roll benefits in backwardated markets (where future prices are less than spot prices) and minimize losses in contango markets (where future prices are greater than spot prices). This strategy may not be successful. The value of the Commodity Harvest Index will be adversely affected if the Booster Index does not outperform the benchmark S&P Light Energy Index.

- **COMMODITY MARKETS MAY BE HIGHLY VOLATILE** — Commodity markets may be highly volatile and prices of commodities and commodity futures contracts can fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. In addition, certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers. Political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities. Any of these factors could have an adverse effect on the performance of the Commodity Harvest Index.

Deutsche Bank Balanced Currency Harvest (USD-Funded) Index

- **THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD-FUNDED) INDEX HAS LIMITED PERFORMANCE HISTORY** — Publication of the Deutsche Bank Balanced Currency Harvest (USD-Funded) Index (the "Currency Harvest Index") began on October 19, 2005. Therefore, the Currency Harvest Index has limited performance history, and no actual investment which allowed a tracking of the performance of the Currency Harvest Index was possible before that date.

- **CURRENCY HARVEST INDEX STRATEGY RISK** — The strategy reflected in the Currency Harvest Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from exchange rate risk. This strategy may not be successful and there is no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies, which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility.

- **GAINS IN COMPONENTS OF THE CURRENCY HARVEST INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** — The Currency Harvest Index is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. The Currency Harvest Index components may include emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Political or economic instability is likely to have an adverse effect on the performance of the Currency Harvest Index.

Deutsche Bank SMART USD Index

- **THE DEUTSCHE BANK SMART USD INDEX HAS LIMITED PERFORMANCE HISTORY** — Publication of the Deutsche Bank SMART USD Index (the "SMART Index") began on July 15, 2007. Therefore, the SMART Index has very limited actual performance history, and no actual investment which allowed a tracking of the performance of the SMART Index was possible before that date.

- **SMART INDEX STRATEGY RISK** — The SMART Index reflects an investment strategy that systematically selects steepening or flattening positions with respect to the USD yield curve. In order to capture returns generated by changes in the slope of the USD yield curve, the positions reflected in the SMART Index are determined on the basis of signals that indicate a rate cutting or rate hiking cycle, or, if such signals are inconclusive, on the basis of the yield of holding two forward starting interest rate swaps, receiving fixed payments of a 2-year maturity and making fixed payments of a 10-year maturity for one month's time. This strategy may not be successful. If the slope of the USD yield curve does not behave in the manner indicated by the signals or remains flat or nearly flat for extended periods, the value of the SMART Index could be adversely affected.

- **LEVERAGED EXPOSURE TO THE SMART USD INDEX** — Positive or negative returns generated by the SMART Index are five times leveraged before being assigned a weighting in the Index by the Model. If the investment strategy reflected by the SMART Index does not generate positive results, the contribution of the SMART Index to Index will be the weighted, leveraged negative performance of the SMART USD Index.

THE DEUTSCHE BANK LIQUID ALPHA USD 5 EXCESS RETURN® INDEX

This section is a summary only of the Index. You should carefully read and consider the full description of the Index that appears in Underlying Supplement No. 15/A before deciding that an investment in the securities is suitable for you. The Index has been calculated on an actual basis from April 17, 2008 and, for the period prior to that date, has been retrospectively calculated from January 21, 1999 (the "**Index Commencement Date**").

The Index Constituents comprising the Index and their weights are selected by a process involving Deutsche Bank AG, London Branch or any duly appointed successor as Index Sponsor using a computer-based model, referred to as the Model, designed, owned and controlled by Deutsche Bank AG, London Branch. The Model is intended, on each Index Selection Date (as defined in the accompanying underlying supplement), to identify a notional portfolio of the Selection Pool Indices that, if the Index had comprised such notional portfolio over the period of 60 business days immediately preceding the relevant Index Selection Date, would have generated the highest level of annualized return for the Index during such period at a predetermined level of volatility.

The Selection Pool Indices are proprietary indices of Deutsche Bank or Standard & Poor's and as described above are categorized into one of five asset classes: equity, rates, commodities, FX and cash.

Certain of the Selection Pool Indices involve a dynamic allocation to underlying reference assets reflecting an alpha investment strategy. "Alpha" refers to the difference in the performance of an asset relative to a benchmark asset and an alpha investment strategy is a strategy that aims to generate returns without regard to the direction of the benchmark asset. The Bloomberg page relating to the Index is DBLAUE5J or any successor to such page or service as selected by the Index Sponsor from time to time. Certain details as to levels of the Index and adjustments made in respect of the Index may be made available on such page.

Supplemental Terms of the Securities

The following modifications are made to the terms of the securities as described in the accompanying product supplement AB dated July 9, 2008:

Adjustments for Market Disruption Events

The section under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement is replaced by the following:

If a closing level for the Index is not available on the Final Valuation Date (or any other date on which a value for the Index is required) due to the occurrence or continuation of a Market Disruption Event, then the Final Valuation Date will be postponed to the next business day upon which a closing level for the Index is available.

Upon postponement of the Final Valuation Date, the Maturity Date will be postponed in order to maintain the same number of business days that originally had been scheduled between the Final Valuation Date and the Maturity Date.

"**Market Disruption Event**" means either a Market Disruption Event or an Additional Disruption Event, each as defined in the accompanying underlying supplement

Replace "Multiplier" with "Participation Rate"

The term "Multiplier" in product supplement is replaced by the term "Participation Rate", as used in this term sheet.

Historical Information

The Deutsche Bank Fed Funds Total Return Index

The Deutsche Bank Fed Funds Total Return Index (the "Fed Funds Index") has existed only since October 8, 2007. The historical performance data below from October 8, 2007 through September 3, 2008 represent the actual performance of such index. The historical performance data prior to October 8, 2007 reflect a retrospective calculation of the levels of the Fed Funds Index using archived data and the current methodology for the calculation of the Fed Funds Index. The closing level of the Fed Funds Index on September 3, 2008 was 170.559. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Fed Funds Index was possible at any time prior to October 8, 2007.**

Historical Performance of the Deutsche Bank Fed Funds Total Return Index



Source: Bloomberg

The Deutsche Bank Balanced Currency Harvest (USD-Funded) Index

The Currency Harvest Index has existed only since October 19, 2005. The historical performance data below from October 19, 2005 through September 3, 2008 represent the actual performance of such index. The historical performance data prior to October 19, 2005 reflect a retrospective calculation of the levels of the Currency Harvest Index using archived data and the current methodology for the calculation of the Currency Harvest Index. The closing level of the Currency Harvest Index on September 3, 2008 was 343.53. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Currency Harvest Index was possible at any time prior to October 19, 2005.**

**Historical Performance of the Deutsche Bank
Balanced Currency Harvest (USD-Funded) Index**



Source: Bloomberg

The Deutsche Bank SMART USD Index

The SMART Index has existed only since July 15, 2007. The historical performance data below from July 15, 2007 through September 3, 2008 represent the actual performance of such index. The historical performance data prior to July 15, 2007 reflect a retrospective calculation of the levels of the SMART Index using archived data and the current methodology for the calculation of the SMART Index. The closing level of the SMART Index on September 3, 2008 was 108.854. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the SMART Index was possible at any time prior to July 15, 2007.**

Historical Performance of the Deutsche Bank
SMART USD Index



Source: Bloomberg

The Deutsche Bank Commodity Harvest USD Total Return Index

The Commodity Harvest Index has existed only since December 17, 2007. The historical performance data below from December 17, 2007 through September 3, 2008 represent the actual performance of such index. The historical performance data prior to December 17, 2007 reflect a retrospective calculation of the levels of the Commodity Harvest Index using archived data and the current methodology for the calculation of the Commodity Harvest Index. The closing level of the Commodity Harvest Index on September 3, 2008 was 267.94. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Commodity Harvest Index was possible at any time prior to December 17, 2007.**

Historical Performance of the Deutsche Bank
Balanced Commodity Harvest (USD-Funded) Index



Source: Bloomberg

The Standard and Poor's X-Alpha USD Total Return Strategy Index

The X-Alpha Index has existed only since October 31, 2007. The historical performance data below from October 31, 2007 through September 3, 2008 represent the actual performance of such index. The historical performance data prior to October 31, 2007 reflect a retrospective calculation of the levels of the X-Alpha Index using archived data and the current methodology for the calculation of the X-Alpha Index. The closing level of the X-Alpha Index on September 3, 2008 was 2,756.808. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the X-Alpha Index was possible at any time prior to October 31, 2007.**

Historical Performance of the Standard and Poor's
X-Alpha USD Total Return Strategy Index



Source: Bloomberg

The Deutsche Bank Liquid Alpha USD 5 Total Return® Index

The Index has existed only since April 17, 2008 and publication of the Index began on April 23, 2008. The historical performance data below from April 17, 2008 through September 3, 2008 represent the actual performance of the Index. The historical performance data prior to April 17, 2008 reflect a retrospective calculation of the levels of the Index using archived data and the current methodology for the calculation of the Index. The closing level of the Index on September 3, 2008 was 2,079.871. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to April 17, 2008.**

Historical Performance of the Deutsche Bank Liquid Alpha USD 5 Excess Return® Index



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.